FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 000-50859

TOP SHIPS INC.

(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.

ALEXANDROU STREET

151 24, MAROUSSI

ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the press release of TOP Ships Inc. (the “Company”) dated March 11, 2010, announcing the fourth quarter and fiscal year 2009 financial results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP Ships, Inc.
(Registrant)

Dated: March 11, 2010	By: /s/Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

Exhibit 99.1

TOP SHIPS REPORTS FOURTH QUARTER AND FISCAL YEAR 2009 FINANCIAL RESULTS

ATHENS, GREECE (March 11, 2009) … TOP Ships Inc. (NasdaqGS:TOPS) today announced its financial results for the fourth quarter and the fiscal year ended December 31, 2009.

For the fourth quarter of 2009, the Company reported:

-

A net loss of $35.9 million or $1.20 per share. The results of the fourth quarter of 2009 include an impairment charge of $36.6 million relating to the write-down of the older two of the Company’s tanker vessels to their fair market values. Excluding the impairment charge, the net loss would have amounted to net income of $0.7 million, or $0.02 per share.

-

An operating loss of $31.7 million. Excluding the impairment charge of $36.6 million operating loss would have amounted to operating income of $4.9 million

-

Revenues of $24.4 million.

For the year ended December 31, 2009, the Company reported:

-

A net loss of $50.2 million, or $1.78 per share.  Excluding net expenses of $12.2 million, relating to the termination of leases and the impairment charge of $36.6 million, the net loss would have amounted to $1.4 million, or $0.05 per share.

-

An operating loss of $34.2million. Excluding net expenses of $12.2 million, relating to the termination of leases and the impairment charge of $36.6 million, the operating loss would have amounted to operating income of $14.6 million.

-

Revenues of $108.0 million.

Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Ships Inc., commented:

During 2009, we reached two very important milestones in the history of our company under a very tough financial environment for the global economy and the shipping industry:

-

We completed our newbuilding program by taking delivery of six product tankers, from a well-established Korean yard, all of which we immediately chartered out at fixed rates for periods that range between 7 and 10 years. These charters have been agreed on a bareboat basis, which not only reduces our long-term market risk relating to the vessels, but also eliminates our operational risk for that period.

-

We terminated the charters on the last five chartered-in vessels in our fleet. These vessels were product tankers and their daily cost, taking into account lease hire payments and operating expenses, was significantly higher than the market rates that have been prevailing in the product tanker segment.

We took an impairment charge during the fourth quarter, on our two older tankers in our fleet, due to the fact that their present time charters expire during the current year, and we expect that future charters will be at lower rates given the market conditions that have been prevailing in the product tanker segment.

I would also like to bring to everyone’s attention, the impeccable utilization rates of the last quarter of 2009. We will do our best to maintain these rates going forward.

Looking into the future, we believe that we offer a solid growth platform due to the following characteristics:

-

We do not have any capital commitments.

-

We have a very young owned fleet made up of 13 vessels; eight product tankers with an average age of 2.9 years and five dry bulk vessels with an average age of 8.9 years.

-

We have a diverse charter portfolio with significant value. 84% of total ship days until the end of 2011 are under fixed employment and the gross revenue that we expect to receive from these charters amounts to approximately $151 million. Looking further into the future, 75% of our total ship days until the end of 2012 are under fixed employment and the gross revenue that we expect to receive from these charters amounts to approximately $199 million.

The following indicators serve to highlight the operational performance of the Company’s current fleet during the fourth quarters of 2008 and 2009 and the years ended December 31, 2008 and 2009:

CURRENT FLEET DATA
	Three Months Ended – December 31,		Year Ended – December 31,
	2008	2009	2008	2009
Total number of vessels	7	13	7	13
Total calendar days for fleet (1)	644	1,196	2,406	4,126
Total available days for fleet (2)	630	1,196	2,338	4,060
Total operating days for fleet (3)	622	1,196	2,314	4,028
Fleet utilization (4)	98.73%	100.00%	98.97%	99.21%

(1) We define calendar days as the total days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet over the relevant period and affect both the amount of revenues and expenses that we record during that period.

(2) We define available days as the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues. We determined to use available days as a performance metric for the first time, in the second quarter and first half of 2009. We have determined to adjust the calculation method of utilization to include available days in order to be comparable with shipping companies that calculate utilization using operating days divided by available days.

(3) We define operating days as the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which the vessels actually generate revenues.

(4) We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning. We used a new calculation method for fleet utilization for the first time, in the second quarter and first half of 2009. In all prior filings and reports, utilization was calculated by dividing operating days by calendar days. We have determined to adjust the calculation method in order to be comparable with most shipping companies, which calculate utilization using operating days divided by available days.

The following table presents the Company’s current fleet and employment profile:

	Dwt	Year Built	Charter Type	Expiry	Daily Base Rate	Profit Sharing Above Base Rate (2009)
Eight Tanker Vessels
Dauntless	46,168	1999	Time Charter	Q1/2010	$16,250	100% first $1,000 + 50% thereafter
Ioannis P	46,346	2003	Time Charter	Q4/2010	$18,000	100% first $1,000 + 50% thereafter
Miss Marilena	50,000	2009	Bareboat Charter	Q1-2/2019	$14,400	-
Lichtenstein	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550	-
Ionian Wave	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300A	-
Tyrrhenian Wave	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300A	-
Britto	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550	-
Hongbo	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550	-

Total Tanker dwt	392,514

Five Drybulk Vessels
Cyclades	75,681	2000	Time Charter	Q2/2011	$54,250	-
Amalfi	45,526	2000	Time Charter	Q4/2011	$14,000	-
Papillon (ex Voc Gallant)	51,200	2002	Bareboat Charter	Q2/2012	$24,000	-
Pepito	75,928	2001	Time Charter	Q1-2/2013	$41,000	-
Astrale	75,933	2000	Time Charter	Q3/2011	$18,000	-

Total Drybulk dwt	324,268

TOTAL DWT	716,782

A. On January 11, 2010 the Company announced that it had received from the bareboat charterer of the M/T Ionian Wave and the M/T Tyrrhenian Wave, a reduced charter hire rate of $10,000 per day, rather than the $14,300 per day on a bareboat basis that is set forth in the charter agreement.  As a result, TOP Ships Inc. believes that such charterer is in breach of the charter. TOP Ships Inc. is examining this unilateral reduction and intends to take all necessary steps to recover the amounts owed.

Outstanding Indebtedness

As of December 31, 2009, we had total indebtedness under senior secured and unsecured credit facilities with our lenders of $404.3 million (excluding unamortized deferred financing fees of $5.2 million) with maturity dates from 2010 through 2019.

Loan Covenants and Discussions with Banks

As of the date of this release, we have received waivers and signed amendments to our loan agreements with all five of our lending banks in relation to certain loan covenant breaches that have occurred since December 31, 2008. However, as of December 31, 2009, we were in breach of additional covenants with all of our banks, which had not been previously waived. These breaches relate to EBITDA, our overall cash position (minimum liquidity covenants), adjusted net worth and the asset value cover of our product tankers with certain banks.

As of the date of this release, we are in discussions with all banks to receive waivers for these breaches. We expect that our lenders will not demand payment of our loans before their maturity, provided that we pay loan installments and accumulated or accrued interest as they fall due under the existing credit facilities.

Due to these breaches the Company expects to classify all of its debt and swap facilities as current in its audited annual financial statements for the year ended December 31, 2009.

Passive Foreign Investment Company Status

The Company previously announced that it would likely be considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for 2009.  The Company confirms that it will be treated as a PFIC for 2009.  As a result, U.S. taxable holders of the Company’s shares may be subject to adverse U.S. federal income tax consequences upon the disposition of the shares or the receipt of certain distributions from the Company.  These consequences may be ameliorated if a U.S. taxable shareholder makes a timely “qualified electing fund,” or QEF, election.  The Company will provide all necessary information to allow shareholders to make and maintain a QEF election and will post such information on its website at www.topships.org.  In addition, it should be noted that, as a result of the Company being treated as a PFIC in 2009, any dividends paid by the Company in 2009 or 2010 will not be eligible to be treated as “qualified dividend income,” which is eligible for preferential income tax rates in the hands of non-corporate U.S. shareholders.  THIS PARAGRAPH IS NOT INTENDED AS TAX ADVICE.  SHAREHOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS REGARDING MAKING A TIMELY QEF ELECTION WITH RESPECT TO THE COMPANY AND THE CONSEQUENCES OF THE COMPANY BEING TREATED AS A PFIC IN THEIR SPECIFIC TAX SITUATION.

Conference Call and Webcast

TOP Ships’ management team will host a conference call on Friday, March 12, 2010, at 11:00 a.m. EST to discuss the Company’s financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK), or (+44) (0) 1452 542 301 (from outside the US). Please quote "TOP Ships".

A replay of the conference call will be available until March 19, 2010. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 39394642#.

Audio webcast:

There will also be a simultaneous live webcast over the Internet, through the TOP Ships Inc. website (www.topships.org) under “Investor Relations”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About TOP Ships Inc.

TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and drybulk transportation services. The Company operates a combined tanker and drybulk fleet as follows:

■

A fleet of eight double-hull Handymax tankers and an average age of 2.9 years with a total carrying capacity of approximately 0.4 million dwt, of which 76%, in terms of dwt, are sister ships. Two of the Company's Handymaxes are on time charter contracts with an average term of 5 months with both of the time charters including profit sharing agreements above their base rates. Six of the Company’s Handymax tankers are fixed on a bareboat charter basis with an average term of 8.1 years.

■

A fleet of five drybulk vessels with a total carrying capacity of approximately 0.3 million dwt and an average age of 8.9 years, of which 47%, in terms of dwt, are sister ships. All of the Company's drybulk vessels have fixed rate employment contracts for an average period of 24 months.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Investor Relations / Media: Ramnique Grewal Vice President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, N.Y. 10169 Tel.: (212) 661-7566 Fax: (212) 661-7526 E-Mail: topships@capitallink.com	Company: Alexandros Tsirikos Chief Financial Officer TOP Ships Inc. 1, Vassilissis Sofias Str. & Meg. Alexandrou Str. 151 24, Maroussi, Greece Tel: +30 210 812 8180 Email: atsirikos@topships.org

TABLES FOLLOW

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(Expressed in thousands of U.S. Dollars - except for share and per share data)
	Three Months Ended		Year Ended
	December 31,		December 31,
	2008	2009	2008	2009

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUES:

Revenues	$36,962	$24,397	$257,380	$107,979

EXPENSES:

Voyage expenses	1,712	420	38,656	3,372
Charter hire expense	5,810	-	53,684	10,827
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(807)	-	(18,707)	(7,799)
Lease termination expense	-	-	-	15,391
Other vessel operating expenses	9,184	2,414	67,114	23,739
Dry-docking costs	364	18	10,036	4,602
Depreciation	5,856	8,726	32,664	31,585
General and administrative expenses	6,891	7,919	31,388	23,835
Gain on sale of vessels	-	-	(19,178)	-
Impairment on vessels	-	36,638	-	36,638

Operating income (loss)	7,952	(31,738)	61,723	(34,211)

OTHER INCOME (EXPENSES):

Interest and finance costs	(3,233)	(4,337)	(25,764)	(13,969)
Gain (loss) on financial instruments	2,914	224	(12,024)	(2,081)
Interest income	815	18	1,831	235
Other, net	(19)	(112)	(127)	(170)

Total other income (expenses), net	477	(4,207)	(36,084)	(15,985)

Net Income (loss)	$8,429	$(35,945)	$25,639	$(50,196)

Earnings (loss) per common share, basic and diluted	$0.28	$(1.20)	$0.97	$(1.78)

Weighted average common shares outstanding, basic and diluted	28,090,125	30,038,570	25,445,031	28,230,585

On January 1, 2009 the Company adopted ASC 260-10-45-61A “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (formerly known as FSP FASB 03-6-1). Upon adoption of the new guidance, unvested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share (EPS). This standard was applied retroactively to all periods presented and reduced basic EPS by $0.02 and $0.04 for the three and twelve months ended December 31, 2008, respectively.

TOP SHIPS INC.

CONSOLIDATED CONDENSED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Year Ended
	December 31,
	2008	2009

ASSETS	(Unaudited)	(Unaudited)

CASH AND CASH EQUIVALENTS	$46,242	$-
ADVANCES FOR VESSELS ACQUISITIONS / UNDER CONSTRUCTION	159,971	-
VESSELS, NET	414,515	642,953
RESTRICTED CASH	52,575	22,244
OTHER ASSETS	25,072	10,733
Total assets	$698,375	$675,930

LIABILITIES AND STOCKHOLDERS' EQUITY

FINANCIAL INSTRUMENTS	16,438	13,803
FAIR VALUE OF BELOW MARKET TIME CHARTER	3,911	-
DEBT	342,479	399,087
DEFERRED GAIN ON SALE AND LEASEBACK OF VESSELS	15,479	-
OTHER LIABILITIES	28,017	15,844

Total liabilities	406,324	428,734

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY	292,051	247,196

Total liabilities and stockholders' equity	$698,375	$675,930

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

	Year Ended
	December 31,
	2008	2009

	(Unaudited)	(Unaudited)
Cash Flows provided by (used in) Operating Activities:

Net income (loss)	$25,639	$(50,196)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and amortization and write off of deferred financing costs	38,605	35,005
Stock-based compensation expense	5,116	3,467
Change in fair value of financial instruments	10,650	(2,635)
Financial instrument termination payments	(7,500)	-
Amortization of deferred gain on sale and leaseback of vessels and write off of seller's credit	(18,707)	(7,799)
Amortization of fair value below market time charter	(21,795)	(3,911)
Loss (gain) on sale of other fixed assets	126	165
Gain on sale of vessels	(19,178)	-
Impairment on vessels	-	36,638
Change in operating assets and liabilities	(1,109)	(4,158)

Net Cash provided by Operating Activities	11,847	6,576

Cash Flows provided by (used in) Investing Activities:

Principal payments received under capital lease	46,000	-
Principal payments paid under capital lease	(68,828)	-
Advances for vessels acquisitions / under construction	(114,260)	-
Vessel acquisitions and improvements	(118,142)	(136,678)
Insurance claims recoveries	3,447	2,656
Increase in restricted cash	(26,075)	-
Decrease in restricted cash	-	30,331
Net proceeds from sale of vessels	338,143	-
Net proceeds from sale of other fixed assets	58	156
Acquisition of other fixed assets	(1,792)	(836)

Net Cash provided by (used in) Investing Activities	58,551	(104,371)

Cash Flows (used in) provided by Financing Activities:

Proceeds from long-term debt	271,156	111,670
Payments of long-term debt	(368,563)	(54,274)
Financial instrument termination payments	-	(5,000)
Financial instrument upfront receipt	1,500	-
Proceeds from issuance of common stock, net of issuance costs	50,601	2,569
Cancellation of fractional shares	(2)	-
Repurchase and cancellation of common stock	(731)	(732)
Payment of financing costs	(4,129)	(2,680)

Net Cash (used in) provided by Financing Activities	(50,168)	51,553

Net increase (decrease) in cash and cash equivalents	20,230	(46,242)

Cash and cash equivalents at beginning of year	26,012	46,242

Cash and cash equivalents at end of year	$46,242	$0